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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Alternative Resources Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

02145R

(Cusip Number)

Wynnchurch Capital, Ltd
150 Field Drive, Suite 165
Lake Forest, Illinois 60045
(847) 604-6100
Attention: John A. Hatherly

with a copy to:

James R. Cruger, Esq.
Perkins Coie LLP
131 South Dearborn Street, Suite 1700
Chicago, Illinois 60603
(312) 324-6657

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02145R			13D

1.	Name of Reporting Person: Wynnchurch Capital Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,692,368 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,692,368 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8%(3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Voting and dispositive power are exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,783,971 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,304 shares of Issuer’s common stock outstanding as of April 27, 2004, as disclosed on Issuer’s Form 10-K/A filed with the SEC on April 28, 2004, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R			13D

1.	Name of Reporting Person: Wynnchurch Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	(See Item 5 below.)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,692,368 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,692,368 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8%(3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Solely in its capacity as the sole general partner of Wynnchurch Capital Partners, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,783,971 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,304 shares of Issuer’s common stock outstanding as of April 27, 2004, as disclosed on Issuer’s Form 10-K/A filed with the SEC on April 28, 2004, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R			13D

1.	Name of Reporting Person: Wynnchurch Management, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	(See Item 5 below.)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,692,368 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,692,368 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8%(3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Solely in its capacity as the sole general partner of Wynnchurch Partners, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,783,971 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,304 shares of Issuer’s common stock outstanding as of April 27, 2004, as disclosed on Issuer’s Form 10-K/A filed with the SEC on April 28, 2004, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R			13D

1.	Name of Reporting Person: Wynnchurch Capital Partners Canada, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,974,299 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,974,299 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8%(3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Voting and dispositive power are exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,783,971 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,304 shares of Issuer’s common stock outstanding as of April 27, 2004, as disclosed on Issuer’s Form 10-K/A filed with the SEC on April 28, 2004, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R			13D

1.	Name of Reporting Person: Wynnchurch Partners Canada, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	(See Item 5 below.)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,974,299 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,974,299 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8%(3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Solely in its capacity as the sole general partner of Wynnchurch Capital Partners Canada, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,783,971 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,304 shares of Issuer’s common stock outstanding as of April 27, 2004, as disclosed on Issuer’s Form 10-K/A filed with the SEC on April 28, 2004, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R			13D

1.	Name of Reporting Person: Wynnchurch GP Canada, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒	(See Item 5 below.)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,974,299 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,974,299 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8%(3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Solely in its capacity as the sole general partner of Wynnchurch Partners Canada, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,783,971 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,304 shares of Issuer’s common stock outstanding as of April 27, 2004, as disclosed on Issuer’s Form 10-K/A filed with the SEC on April 28, 2004, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

     This Amendment No. 9 amends the Schedule 13D (the “Original Schedule 13D”) filed with the Securities Exchange Commission (the “SEC”) on February 8, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 7, 2002, Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2002, Amendment No. 3 to Schedule 13D filed with the SEC on November 18, 2002, Amendment No. 4 to Schedule 13D filed with the SEC on April 16, 2003, Amendment No. 5 to Schedule 13D filed with the SEC on July 17, 2003, Amendment No. 6 to Schedule 13D filed with the SEC on August 19, 2003, Amendment No. 7 to Schedule 13D filed with the SEC on October 22, 2003 and Amendment No. 8 to Schedule 13D filed with the SEC on November 21, 2003. Unless otherwise stated herein, the Original Schedule 13D, as amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as amended.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by inserting the following new paragraph after the eighteenth paragraph thereof:

     On May 11, 2004, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pomeroy IT Solutions, Inc. (the “Purchaser”) and its wholly-owned subsidiary, Pomeroy Acquisition Sub, Inc. (the “Subsidiary”) which provides for the merger of the Subsidiary with and into the Issuer (the “Merger”). Under the terms of the Merger Agreement, holders of the Issuer’s common stock are to receive cash in exchange for their shares of common stock of the Issuer upon consummation of the Merger. In connection with the Merger Agreement, on May 11, 2004, Wynnchurch US, Wynnchurch Canada, Wynnchurch Capital, Ltd. (the “Wynnchurch Parties”) and Pomeroy IT Solutions, Inc. entered into a Lockup and Purchase Agreement (the “Lockup Agreement”), which is attached as an exhibit hereto and incorporated herein by reference.

     Pursuant to the Lockup Agreement, in connection with the Merger, and on condition that the Merger is consummated, the Wynnchurch Parties agreed to sell and Purchaser agreed to purchase all of the Warrants and all of the Contingent Warrants for the amount equal to the difference between the merger consideration of US$.70 per share (or such higher price per share in the event the Merger Agreement is amended to provide for a higher merger consideration per share) and the respective exercise price per share under the respective warrant agreements for the Warrants and the Contingent Warrants, multiplied by the number of shares subject to the Warrants and the Contingent Warrants.

     In addition, the Wynnchurch Parties agreed (i) to deliver to Purchaser immediately prior to the closing of the Merger all of Notes in exchange for the payment by Purchaser of the principal balance outstanding plus accrued and unpaid interest as of the effective date of the Merger, (ii) to cooperate with Purchaser and Subsidiary to consummate the Merger in accordance with the Merger Agreement and (iii) to vote all shares of common stock owned by the Wynnchurch Parties as a result of the exercise of any of the Warrants or Contingent Warrants or the conversion of any of the Notes in favor of the Merger.

     Pursuant to the Lockup Agreement, the Wynnchurch Parties have further agreed to consent to the Merger, solely for purposes of the investment documents between various Wynnchurch entities and the Issuer, such consent being expressly conditioned upon and subject to (i) consummation (concurrent with consummation of the Merger) of the transactions contemplated by the Lockup Agreement, (ii) payment in full by the Issuer of all amounts owed to the Wynnchurch Parties pursuant to the investment documents between various Wynnchurch entities and the Issuer (including without limitation, all guaranty fees) and (iii) delivery of written documents terminating the financing commitments of the Wynnchurch Parties to the Issuer (in form and substance satisfactory to the Wynnchurch Parties) including a letter from the Issuer terminating the Wynnchurch Parties’ commitments to provide additional funding and delivery of a release (in form and substance satisfactory to the Wynnchurch Parties, as applicable) of all guaranties previously provided by the Wynnchurch Parties in connection with indebtedness of the Issuer and its subsidiaries, including a release by Fleet Capital Corporation of all obligations of the Wynnchurch Parties under the Guaranty Agreement, dated April 14, 2003, among the Issuer, Wynnchurch US, Wynnchurch Canada and Fleet Capital Corporation, as amended.

     Pursuant to the Lockup Agreement, the Wynnchurch Parties have agreed that until the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date and time as the Merger Agreement shall be terminated in accordance with the termination provisions of said Merger Agreement, they will not sell or otherwise dispose of any of the securities of the Issuer or take any action to exercise their remedies or enforce their rights with respect to any existing or future event of default under the investment documents between the various Wynnchurch entities and the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

     Reference is made to Rows 7-11 and 13 (including the footnotes thereto) of each of the cover pages of this Amendment No. 9 to Schedule 13D, which Rows are incorporated by reference herein. Each of the calculations in this Item 5 is based on 34,783,971 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,304 shares of Issuer’s common stock outstanding as of April 27, 2004, as disclosed on Issuer’s Form 10-K/A filed with the SEC on April 28, 2004, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes (as each such term is defined herein). Each of the calculations in this Item 5 assumes the full exercise of the Warrants held by Wynnchurch US and Wynnchurch Canada into 10,000,000 Shares (which Warrants are currently exercisable or exercisable within sixty days of the date hereof), the full conversion of the Notes held by Wynnchurch US and Wynnchurch Canada into 6,666,667 Shares, and the exercise of the Contingent Warrants held by Wynnchurch US and Wynnchurch Canada into 1,000,000 Shares (which Contingent Warrants are not currently exercisable, but may become exercisable within sixty days of the date hereof). Statements regarding power to vote and dispose of the Shares assume that the Warrants and Contingent Warrants have been exercised and the Notes converted, and further assumes that the Stanojev Warrant has not been exercised (which would decrease the beneficial ownership of the Reporting Persons herein). These calculations also exclude any senior subordinated convertible promissory notes which may be issued by the Issuer upon funding of the Guaranty.

     Each of Wynnchurch Partners, L.P., Wynnchurch Management, Inc., Wynnchurch Partners Canada, L.P. and Wynnchurch GP Canada, Inc. may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Act, or Rule 13d-5 promulgated under the Act with one or more of the other Reporting Persons. Although Wynnchurch Partners, L.P., Wynnchurch Management, Inc., Wynnchurch Partners Canada, L.P. and Wynnchurch GP Canada, Inc. are reporting such securities as if they were members of a “group,” the filing of this Amendment No. 9 to Schedule 13D shall not be construed as an admission by any such Reporting Person that it is a beneficial owner of any securities covered hereby.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     See disclosure included under Item 4 above.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Item 7 is hereby amended by inserting the following new exhibits:

Exhibit 1	Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Exhibit FF	Lockup and Purchase Agreement among Wynnchurch US, Wynnchurch Canada, Wynnchurch Capital Ltd. and Pomeroy IT Solutions, Inc. dated May 11, 2004.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2004

WYNNCHURCH CAPITAL PARTNERS, L.P.

By:	Wynnchurch Partners, L.P., its general partner

By:	Wynnchurch Management, Inc., its general partner

By:	/s/ Frank Hayes

Name:	Frank Hayes
Its:	Vice President

WYNNCHURCH CAPITAL PARTNERS CANADA, L.P.

By:	Wynnchurch Partners Canada, L.P., its general partner

By:	Wynnchurch GP Canada, Inc., its general partner

By:	/s/ Frank Hayes

Name:	Frank Hayes
Its:	Vice President

WYNNCHURCH PARTNERS, L.P.

By:	Wynnchurch Management, Inc., its general partner

By:	/s/ Frank Hayes

Name:	Frank Hayes
Its:	Vice President

WYNNCHURCH MANAGEMENT, INC.

By:	/s/ Frank Hayes

Name:	Frank Hayes
Its:	Vice President

WYNNCHURCH PARTNERS CANADA, L.P.

By:	Wynnchurch GP Canada, Inc., its general partner

By:	/s/ Frank Hayes

Name:	Frank Hayes
Its:	Vice President

WYNNCHURCH GP CANADA, INC.

By:	/s/ Frank Hayes

Name:	Frank Hayes
Its:	Vice President

EXHIBIT INDEX

Exhibit
Page No.
Exhibit 1	Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.	1

Exhibit B	Securities Purchase Agreement dated January 31, 2002, between Issuer, Wynnchurch US and Wynnchurch Canada (incorporated by reference to Exhibit B of the Original Schedule 13D filed on February 8, 2002).

Exhibit C	Senior Subordinated Note dated January 31, 2002, in the principal amount of $4,920,208 to the order of Wynnchurch US (incorporated by reference to Exhibit C of the Original Schedule 13D filed on February 8, 2002).

Exhibit D	Senior Subordinated Note dated January 31, 2002, in the principal amount of $5,079,792 to the order of Wynnchurch Canada (incorporated by reference to Exhibit D of the Original Schedule 13D filed on February 8, 2002).

Exhibit E	Warrant to purchase 4,920,208 Shares issued to Wynnchurch US (incorporated by reference to Exhibit E of the Original Schedule 13D filed on February 8, 2002).

Exhibit F	Warrant to purchase 5,079,792 Shares issued to Wynnchurch Canada (incorporated by reference to Exhibit F of the Original Schedule 13D filed on February 8, 2002).

Exhibit G	Contingent Warrant to purchase 492,021 Shares issued to Wynnchurch US (incorporated by reference to Exhibit G of the Original Schedule 13D filed on February 8, 2002).

Exhibit H	Contingent Warrant to purchase 507,979 Shares issued to Wynnchurch Canada (incorporated by reference to Exhibit H of the Original Schedule 13D filed on February 8, 2002).

Exhibit I	Registration Rights Agreement dated January 31, 2002 by and among Issuer, Wynnchurch US and Wynnchurch Canada (incorporated by reference to Exhibit I of the Original Schedule 13D filed on February 8, 2002).

Exhibit J	Power of Attorney for Wynnchurch US, US GP and US Management (incorporated by reference to Exhibit J of the Original Schedule 13D filed on February 8, 2002).

Exhibit K	Power of Attorney for Wynnchurch Canada, Canada GP, and Canada Management (incorporated by reference to Exhibit K of the Original Schedule 13D filed on February 8, 2002).

Exhibit L	Subscription Agreement among Wynnchurch US, Wynnchurch Canada and Robert Stanojev dated August 5, 2002 (incorporated by reference to Exhibit L of the Amendment No. 1 to Schedule 13D filed on August 7, 2002).

Exhibit
Page No.
Exhibit M	Warrant to purchase 500,000 Shares issued to Robert Stanojev by Wynnchurch US and Wynnchurch Canada (incorporated by reference to Exhibit M of the Amendment No. 1 to Schedule 13D filed on August 7, 2002).

Exhibit N	Letter Agreement regarding Issuer’s Board Composition among Wynnchurch US, Wynnchurch Canada and Issuer dated August 4, 2002 (incorporated by reference to Exhibit N of the Amendment No. 1 to Schedule 13D filed on August 7, 2002).

Exhibit O	Joinder Agreement regarding Registration Rights Agreement among Wynnchurch US, Wynnchurch Canada, Robert Stanojev and Issuer dated August 5, 2002 (incorporated by reference to Exhibit O of the Amendment No. 1 to Schedule 13D filed on August 7, 2002).

Exhibit P	First Amendment to Securities Purchase Agreement and Waiver among Wynnchurch US, Wynnchurch Canada and Issuer dated August 8, 2002 (incorporated by reference to Exhibit P of the Amendment No. 2 to Schedule 13D filed on August 12, 2002).

Exhibit Q	Acknowledgment Letter to Fleet Capital Corporation from Wynnchurch US and Wynnchurch Canada dated August 8, 2002 (incorporated by reference to Exhibit Q of the Amendment No. 2 to Schedule 13D filed on August 12, 2002).

Exhibit R	Third Amendment to Securities Purchase Agreement and Waiver among Wynnchurch US, Wynnchurch Canada and Issuer dated November 14, 2002 (incorporated by reference to Exhibit R of the Amendment No. 3 to Schedule 13D filed on November 18, 2002).

Exhibit S	Acknowledgment Letter to Fleet Capital Corporation from Wynnchurch US and Wynnchurch Canada dated November 14, 2002 (incorporated by reference to Exhibit S of the Amendment No. 3 to Schedule 13D filed on November 18, 2002).

Exhibit T	Fifth Amendment to Securities Purchase Agreement and Waiver among Wynnchurch US, Wynnchurch Canada and Issuer dated April 14, 2003. (incorporated by reference to Exhibit T of the Amendment No. 4 to Schedule 13D filed on April 16, 2003).

Exhibit U	Amendment to Notes among Wynnchurch US, Wynnchurch Canada and the Issuer dated April 14, 2003. (incorporated by reference to Exhibit U of the Amendment No. 4 to Schedule 13D filed on April 16, 2003).

Exhibit V	Amendment to Warrants among Wynnchurch US, Wynnchurch Canada and the Issuer dated April 14, 2003. (incorporated by reference to Exhibit V of the Amendment No. 4 to Schedule 13D filed on April 16, 2003).

Exhibit W	Guaranty Agreement among Fleet Capital Corporation, Wynnchurch US, Wynnchurch Canada, the Issuer and its subsidiaries dated April 14, 2003. (incorporated by reference to Exhibit W of the Amendment No. 4 to Schedule 13D filed on April 16, 2003).

Exhibit
Page No.
Exhibit X	Sixth Amendment to Securities Purchase Agreement and Waiver among Wynnchurch US, Wynnchurch Canada and Issuer dated as of August 14, 2003. (incorporated by reference to Exhibit X of the Amendment No. 5 to Schedule 13D filed on July 17, 2003).

Exhibit Y	Acknowledgment Letter dated August 14, 2003 from Wynnchurch US and Wynnchurch Canada to Fleet Capital Corporation. (incorporated by reference to Exhibit Y of the Amendment No. 6 to Schedule 13D filed on August 19, 2003).

Exhibit Z	Second Amendment to Notes among Wynnchurch US, Wynnchurch Canada and the Issuer dated as of August 14, 2003. (incorporated by reference to Exhibit Z of the Amendment No. 6 to Schedule 13D filed on August 19, 2003).

Exhibit AA	Letter Agreement dated as of October 10, 2003 among the Issuer (and the other “Borrowers” referenced therein), Wynnchurch US, Wynnchurch Canada and Fleet Capital Corporation. (incorporated by reference to Exhibit AA of the Amendment No. 7 to Schedule 13D filed on October 22, 2003).

Exhibit BB	Letter Agreement dated as of October 10, 2003 among the Issuer, Wynnchurch US, Wynnchurch Canada and Fleet Capital Corporation. (incorporated by reference to Exhibit BB of the Amendment No. 7 to Schedule 13D filed on October 22, 2003).

Exhibit CC	Seventh Amendment to Securities Purchase Agreement and Waiver among Wynnchurch US, Wynnchurch Canada and Issuer dated as of November 14, 2003. (incorporated by reference to Exhibit CC of the Amendment No. 8 to Schedule 13D filed on November 21, 2003).

Exhibit DD	Acknowledgment Letter dated November 14, 2003 from Wynnchurch US and Wynnchurch Canada to Fleet Capital Corporation. (incorporated by reference to Exhibit DD of the Amendment No. 8 to Schedule 13D filed on November 21, 2003).

Exhibit EE	Second Amendment to Guaranty Agreement among Fleet Capital Corporation, Wynnchurch US, and Wynnchurch
Canada dated November 14, 2003. (incorporated by reference to Exhibit EE of the Amendment No. 8 to Schedule 13D filed on November 21, 2003).

Exhibit FF	Lockup and Purchase Agreement among Wynnchurch US, Wynnchurch Canada, Wynnchurch Capital Ltd. and Pomeroy IT Solutions, Inc. dated May 11, 2004.